Exhibit 8.1

CDG Investments Inc.

List of Subsidiaries/Affiliates

Subsidiaries/ Investees	Percentage Ownership	Jurisdiction of Incorporation
Waddy Lake Resources Inc.	51%	Canadian Business Corporations Act
Golden Band Resources Inc.	16%	Company Act British Columbia
Manson Creek Resources Ltd.	25.7%	Business Corporations Act Alberta
Northern Abitibi Mining Corp.	20.6%	Companies Act Quebec
Tyler Resources Inc.	18%	Business Corporations Act Alberta